

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

John Schaible
Chief Executive Officer
Quantum FinTech Acquisition Corp
4221 W. Boy Scout Blvd., Suite 300
Tampa, FL 33607

> **Re: Quantum FinTech Acquisition Corp**
> **Form 8-K filed July 9, 2021**
> **File No. 001-40009**

Dear Mr. Schaible:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction